===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)

                                FRONTSTEP, INC.
                          (f/k/a Symix Systems, Inc.)
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                               without par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  35921W 10 1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Morgan Stanley

                               Peter R. Vogelsang
                                 Morgan Stanley
                          1221 Avenue of the Americas
                            New York, New York 10020-0001
                             Tel. No. 212-761-4000

                                with a copy to:

                                  John A. Bick
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 9, 2002
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                               ------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following: |_|

                         (Continued on following pages)
                               Page 1 of 22 Pages

===============================================================================

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 2 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morgan Stanley
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       Not applicable
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              2,430,876
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       2,430,876
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,430,876 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       24.3%+  - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 3 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MSDW Venture Partners IV, Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              2,015,666
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       2,015,666
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,015,666 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.0%+  - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 4 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MSDW Venture Partners IV, L.L.C.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              2,015,666
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       2,015,666
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,015,666 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.0%+  - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 5 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morgan Stanley Dean Witter Venture Partners IV, L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              1,745,121
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       1,745,121
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,745,121 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       18.7%+  - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 6 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morgan Stanley Dean Witter Venture Investors IV, L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              202,462
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       202,462
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       202,462 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.6%+  - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 7 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morgan Stanley Dean Witter Venture Offshore Investors IV, L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              68,083
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       68,083
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       68,083 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 1%+ - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 8 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Morgan Stanley Dean Witter Equity Funding, Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              394,445
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       394,445
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       394,445 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.0%+ - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 9 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Originators Investment Plan, L.P.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              20,765
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       20,765
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,765 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 1%+ - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 35921 W 10 1                                      Page 10 of 22 Pages
-------------------------                              -------------------------

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MSDW OIP Investors, Inc.
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   |_|

-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DE
-------------------------------------------------------------------------------
                                   7   SOLE VOTING POWER

                                       -0-
                                -----------------------------------------------
       NUMBER OF SHARES            8   SHARED VOTING POWER
    BENEFICIALLY OWNED BY
    EACH REPORTING PERSON              20,765
             WITH               -----------------------------------------------
                                   9   SOLE DISPOSITIVE POWER

                                       -0-
                                -----------------------------------------------
                                   10  SHARED DISPOSITIVE POWER

                                       20,765
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       20,765 - See Item 4 and Item 5
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               |X|
       CERTAIN SHARES*

-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Less than 1%+ - See Item 4 and Item 5
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


     + Assumes 7,568,218 shares of Common Stock (as defined herein) outstanding based on the Issuer's quarterly report on Form 10-Q for the quarterly period ended March 31, 2002 filed with the Securities and Exchange Commission on May 15, 2002 and assumes conversion and exercise of all Preferred Stock, Warrants and Initial Notes (each as defined herein), beneficially owned by the Reporting Person identified above in Item 1 hereto.

     This Amendment No. 2 amends the Report on Schedule 13D, originally filed on May 19, 2000 (the "Original Schedule 13D") and subsequently amended by the Amendment No. 1 filed on March 11, 2002 (the "Amendment No. 1", and the Original Schedule 13D as amended by the Amendment No. 1, the "Schedule 13D"). Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 2.

     Change of Reporting Person's Corporate Name

     In connection with the change of reporting person's corporate name, the
Schedule 13D is hereby amended by (i) deleting the Corporate name "Morgan Stanley Dean Witter & Co." at each instance and replacing each with "Morgan Stanley", and (ii) deleting the defined term "Morgan Stanley Dean Witter" at each instance and replacing it with "Morgan Stanley".

     Item 1. Security and Issuer.

     The first paragraph under Item 1 of the Schedule 13D is hereby deleted in its entirety and replaced as follows:

     This statement relates to the shares of common stock, without par value (the "Common Stock") of Frontstep, Inc. formerly known as Symix Systems, Inc., an Ohio corporation (the "Company"). Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), this statement also relates to shares of Common Stock issuable upon (i) exercise of certain warrants issued by the Company on May 10, 2000 (the "2000 Warrants"); (ii) exercise of certain warrants issued by the Company on March 7, 2002 (the "2002 Warrants", and, together with the 2000 Warrants, the "Warrants"); (iii) conversion of shares of Series A Convertible Preferred Stock, without par value (the "Preferred Stock"); and (iv) conversion of the Initial Notes (as defined below) owned by the Reporting Persons.

     Item 2. Identity and Background.

     The fifth paragraph under Item 2 of the Schedule 13D is hereby replaced in its entirety as follows:

          The address of the principal business and principal office of Morgan Stanley, the Funds, MSVP LLC, MSVP Inc., Equity Funding, OIP and MSDW OIP is 1585 Broadway, New York, New York 10036.

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by:

     (a) deleting the second paragraph under the caption "2002 Transaction" in its entirety and replacing it as follows:

          Simultaneously with entering into the 2002 Securities Purchase Agreement, the Company and the Investors amended and restated the Investor Rights Agreement (the "Amended and Restated Investor Rights Agreement").

          Additionally, pursuant to the 2002 Securities Purchase Agreement, the Company agreed to issue and sell to the 2002 Investors, and the 2002 Investors agreed to purchase, subject to certain conditions, including the approval of the Company's shareholders, in aggregate $3,500,000 principal amount of 10% subordinated convertible notes due May 10, 2004 (the "Convertible Notes").

          On June 20, 2002, the Company's Shareholders, among other things, approved the issuance of the Convertible Notes, and the issuance of common shares upon conversion of the Initial Notes. On July 9, 2002, the Company and the 2002 Investors entered into Amendment Number One (the "SPA Amendment") to the 2002 Securities Purchase Agreement. Execution of the SPA Amendment constituted the "Convertible Closing" as such term is defined in the Initial Notes; therefore, the Initial Notes are now convertible, at the election of the holder at any time after July 9, 2002, into Common Stock, at a conversion price per share initially equal to $2.4876. In addition, the SPA Amendment permits the Company to issue Convertible Notes in an amount not to exceed $3,500,000 as the Company requires additional funding for its operating needs provided that the Company provides the 2002 Investors adequate notice and follows certain procedures. As of July 9, 2002, all conditions precedent to the 2002 Investors' obligation to purchase the Convertible Notes, except receipt of any such notices and evidence of compliance with such procedures, have been satisfied.

     (b) amending the description under the caption "Description of the Initial Notes and 2002 Warrants" by:

          (i) replacing the first paragraph under the sub-caption "Conversion" in its entirety as follows:

               Conversion. Pursuant to terms thereof, the Initial Notes owned by the Funds will be convertible into shares of Common Stock, at the election of the holder at any time after July 9, 2002, at a conversion price per share initially equal to $2.4876.

          (ii) deleting the entire paragraph under the sub-caption "Holder Put Right".

     (c) amending the description under the caption "Amended and Restated Investor Rights Agreement" by:

          (i) deleting the clause "Within 90 days of the date of issuance of the Convertible Notes" and replacing it with "Within 90 days of the date of execution of the SPA Amendment" in the first sentence in the paragraph immediately following the sub-caption "Registration Rights"; and

          (ii) deleting the second full sentence in the same paragraph in its entirety and replacing it with "As of June 30, 2002, the Company is obligated to use its reasonable best efforts to effect the registration of the Common Stock into which the 2002 Warrants beneficially owned by the 2002 Investors may be exercised within 90 days of June 30, 2002."

     (d) replacing the last paragraph of Item 4 in its entirety as follows:

          The foregoing description is qualified in its entirety by reference to: (i) the text of the 2000 Securities Purchase Agreement which was filed as Exhibit 5 to the Original Schedule 13D; (ii) the text of the Form of Article Fourth of the Amended Articles of Incorporation which was filed as
     Exhibit 3 to the Original Schedule 13D; (iii) the text of the 2002 Securities Purchase Agreement which is filed as Exhibit 6 to the Amendment No. 1; (iv) the text of the Amended and Restated Investor Rights Agreement which is filed as Exhibit 5 to the Amendment No. 1; and (v) the text of the SPA Amendment which is filed as Exhibit 7 to this Amendment No. 2.

     Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended by:

     (a) deleting the second and the third paragraphs under Item 5 and replacing them as follows:

          If all of the outstanding Preferred Stock were converted into Common Stock as of July 9, 2002, the Funds, Equity Funding and OIP would own 1,601,064 shares of Common Stock, which would represent approximately 16.3% of the Common Stock (or approximately 14.4% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on July 9, 2002).

          The Funds, Equity Funding and OIP have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 400,266 shares of Preferred Stock convertible into 1,601,064 shares of Common Stock, 574,379 Warrants exercisable for 574,379 shares of Common Stock, and $635,418 principal amount of Initial Notes convertible into 255,433 shares of Common Stock. If all of the outstanding Warrants were exercised and all of the Preferred Stock and Initial Notes were converted into Common Stock as of July 9, 2002, the Funds, Equity Funding and OIP would have held an aggregate of 2,430,876 shares of Common Stock, which would have represented approximately 21.2% of the Common Stock (or approximately 19.1% of the Common Stock if all outstanding options held by employees of the Company that were exercisable had been exercised on July 9, 2002).

     (b) deleting the fifth and the sixth paragraphs under Item 6 and replacing them as follows:

          Each of Morgan Stanley, MSVP Inc. and MSVP LLC may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, and the Initial Notes beneficially held by the Funds.

          Morgan Stanley may be deemed to have shared voting and dispositive power with respect to the Common Stock underlying the Preferred Stock, the Warrants, and the Initial Notes beneficially owned by the Funds, MSVP Inc., MSVP LLC, Equity Funding, OIP and MSDW OIP.

     Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby replaced in its entirety by the following:

         Exhibit 1:   Joint Filing Agreement among the Reporting Persons

         Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original
                      Schedule 13D on May 19, 2000)

         Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

         Exhibit 4:   2000 Securities Purchase Agreement (previously filed as
                      Exhibit 5 to Original Schedule 13D on May 19, 2000)

         Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

         Exhibit 6:   2002 Securities Purchase Agreement (previously filed as
                      Exhibit 6 to Amendment No. 1 on March 11, 2002)

         Exhibit 7:   SPA Amendment

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MORGAN STANLEY


                                            By: /s/ Peter R. Vogelsang
                                               ---------------------------------
                                               Name:  Peter R. Vogelsang
                                               Title: Authorized Signatory

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MSDW VENTURE PARTNERS IV, INC.


                                            By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MSDW VENTURE PARTNERS IV, L.L.C.

                                            By:  MSDW Venture Partners IV, Inc.


                                            By: /s/ Debra Abramovitz
                                               ---------------------------------
                                               Name:  Debra Abramovitz
                                               Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              PARTNERS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.



                                            By: /s/ Debra Abramovitz
                                              ----------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By: /s/ Debra Abramovitz
                                              ----------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MORGAN STANLEY DEAN WITTER VENTURE
                                              OFFSHORE INVESTORS IV, L.P.

                                            By  MSDW Venture Partners IV, L.L.C.
                                                its General Partner

                                            By  MSDW Venture Partners IV, Inc.
                                                its Member


                                            By: /s/ Debra Abramovitz
                                              ----------------------------------
                                              Name:  Debra Abramovitz
                                              Title: Executive Director

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MORGAN STANLEY DEAN WITTER EQUITY
                                              FUNDING, INC.


                                            By: /s/ James Wilmott
                                              ----------------------------------
                                              Name:  James Wilmott
                                              Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            ORIGINATORS INVESTMENT PLAN, L.P.

                                            By   MSDW OIP Investors, Inc.,
                                                 its General Partner


                                            By: /s/ James Wilmott
                                              ----------------------------------
                                              Name:  James Wilmott
                                              Title: Vice President

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2002

                                            MSDW OIP INVESTORS, INC.


                                            By: /s/ James Wilmott
                                              ----------------------------------
                                              Name:  James Wilmott
                                              Title: Vice President

                                                                     SCHEDULE A




         Schedule A of the Schedule 13D is hereby amended by (i) deleting the address "1221 Avenue of the Americas, New York, New York 10020" at each instance and replacing each with the address "1585 Broadway, New York, New York 10036"; (ii) deleting the corporate name "Morgan Stanley Dean Witter & Co." at each instance and replacing each with "Morgan Stanley"; (iii) deleting the defined term "MSDW" at each instance and replacing each with "MS"; (iv) deleting the corporate name "Morgan Stanley Venture Partners IV, Inc." at each instance and replacing each with "MSDW Venture Partners IV, Inc."; and (v) deleting the list of executive officers and directors for MSDW Venture Partners IV, Inc. and replacing such list with the following:


Name                            Title
----------------                -------------------

Guy L. de Chazal                Director, President and Chief Executive Officer

Karen H. Bechtel                Director and Managing Director

Ghassan J. Bejjani              Executive Director

Scott S. Halsted                Director and Executive Director

William J. Harding              Director and Managing Director

James S. Hoch                   Director and Managing Director

Howard I. Hoffen                Director and Managing Director

Michael C. Hoffman              Managing Director

Mian Fazle Husain               Director and Executive Director

Robert J. Loarie                Director and Managing Director

Kenneth F. Clifford             Chief Financial Officer and Executive Director

Debra Abramovitz                Chief Operating Officer and Executive Director

Peter R. Vogelsang              Executive Director and Secretary

                               INDEX TO EXHIBITS

Exhibit 1:     Joint Filing Agreement among the Reporting Persons

Exhibit 2: Form of Article Fourth of the Amended Articles of Incorporation (previously filed as Exhibit 3 to Original Schedule 13D on
               May 19, 2000)

Exhibit 3: Investor Rights Agreement (previously filed as Exhibit 4 to Original Schedule 13D on May 19, 2000)

Exhibit 4:     2000 Securities Purchase Agreement (previously filed as
               Exhibit 5 to Original Schedule 13D on May 19, 2000)

Exhibit 5: Amended and Restated Investor Rights Agreement (previously filed as Exhibit 5 to Amendment No. 1 on March 11, 2002)

Exhibit 6:     2002 Securities Purchase Agreement (previously filed as
               Exhibit 6 to Amendment No. 1 on March 11, 2002)

Exhibit 7:     SPA Amendment


                                      A-2